April 22, 2026

Jess Unruh
Chief Financial Officer
Green Dot Corporation
1675 N.Freedom Blvd (200 West) Building 1
Provo, Utah 84604

       Re: Green Dot Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2025
           Filed March 16, 2026
           File No. 001-34819
Dear Jess Unruh:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2025
Notes to Consolidated Financial Statements
Note 7 - Equity Method Investments , page 84

1. We note your equity method investment in TailFin Labs, LLC. Please tell us how you considered and complied with the financial statement requirements under Rule 3-09 of
       Regulation S-X for this equity method investment in the 2025 Form 10-K. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847
with any questions.



                                                            Sincerely,
 April 22, 2026
Page 2

                 Division of Corporation Finance
                 Office of Finance